BAYOU CITY EXPLORATION INC.
632 ADAMS STREET, SUITE 710, BOWLING GREEN, KY 42101
PUBLICLY TRADED AS BYCX

November 16, 2010

Mr. Mark Shannon, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20509

Re:	Bayou City Exploration, Inc. Form 10-K for Fiscal year Ended December 31, 2009 (the “2009 10-K”) Filed March 31, 2010 SEC File No. 0-27443

Dear Mr. Shannon;

Set forth below are the responses of Bayou City Exploration Inc. (“we” or the “Company”) to the comments contained in your letter dated November 1, 2010.  For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment.  Please note that we are in the process of preparing an Amendment to our 2009 10-K to incorporate the changes set forth below and will file this amendment with the Commission as soon as possible.

Comment 1:
Please revise your definition of proved reserves and reference to Regulation S-X to be consistent with Rule 4-10(a) (22).

The following revision will be made to the Form 10-K:

Critical Accounting Policies and Estimates, page 8
Oil and Gas Reserves, page 8

The term proved oil and gas reserves is defined by the SEC in Rule 4-10(a) (22) of Regulation S-X adopted under the Securities Act of 1933, as amended (the “Act”).  In general, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas and natural gas liquids that geological or engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices based on an unweighted 12-month average and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

PHONE: 800-798-3389 • FAX: 270-842-7362 • www.bcexploration.com

Mr. Mark Shannon
Securities and Exchange Commission
November 16, 2010

Our estimates of proved reserves materially impact depletion expense.  If proved reserves decline, then the rate at which we record depletion expense increases.  A decline in estimates of proved reserves may result from lower prices, new information obtained from development drilling and production history; mechanical problems on our wells; and catastrophic events such as explosions, hurricanes and floods.  Lower prices also may make it uneconomical to drill wells or produce from fields with high operating costs.  In addition, a decline in proved reserves may impact our assessment of our oil and natural gas properties for impairment.

Our proved reserves estimates are a function of many assumptions, all of which could deviate materially from actual results.  As such, reserves estimates may vary materially from the ultimate quantities of crude oil and natural gas actually produced.

Comment 2:
We note your disclosure stating that you calculate impairment expense based on the difference between the net book value of the asset and the discounted future net cash flows estimated utilizing a 10% discount rate, as required by FASB ASC 932-235.  However, FASB ASC 932-235 does not provide guidance regarding the impairment of oil and gas properties, nor does it specify a discount rate to be used.  Please revisit the guidance in FASB ASC 932-360-35 and 360-10-35, and revise your policy under this heading, and in Note 1, accordingly.  After reviewing this guidance, please tell us if the application of this guidance results in an impairment of your oil and gas properties for the periods presented.

Upon revisiting FASB ASC 932-360-35 and 360-10-35, we believe that our impairment policy should read as follows and should be reflected on page 9 of the Form 10-K and in Note 1 of the financial statements:

Impairments, page 9

In accordance with FASB ASC 360-10-35, long lived assets, such as oil and gas properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of the fair value less costs to sell and are no longer depreciated or depleted.

The application of this guidance did not result in any impairment of the oil and gas properties of the Company for the periods presented.

Mr. Mark Shannon
Securities and Exchange Commission
November 16, 2010

Comment 3:
We note you have presented the loss on the sale of an asset in the amount of $22,129 within “Other Income (Expense) in your Statement of Operations for the year ended December 31, 2008.  However, according to FASB ASC 360-10-45-5, gains and losses recognized on the disposal of long lived assets that are not part of a component of an entity should be included within the presentation of income from operations, if presented.  Please revise your Statement of Operations accordingly.  This issue also applies to your Form 10-Q for the fiscal quarter ended June 30, 2010.

Upon reviewing FASB ASC 360-10-45-5, we agree with your interpretation and will revise the 2009 10-K filing accordingly.  We have also included this change in our September 30, 2010 10-Q, which was filed today.  Please note, however, that the loss of $22,129 was a combination of two numbers, one being a gain on sale of oil and gas properties of $57,750 which will be moved to income from operations section of the Statement of Operations.  The second part of that number was a loss on sale of office furniture and equipment of $79,879 which we believe should remain presented in the Other Income (Expense) section of the Statement of Operations.

Comment 4:
We note you report an amount identified as ‘Forgiveness of Debt’ for the years ended December 31, 2009 and 2008.  As it appears all of your debts are with related parties, please tell us how you considered the guidance in ASC 470-50-40-2 which explains that “extinguishment transactions between related entities may be in essence capital transactions.”

We did report forgiveness of debt on our Statement of Operations for years ended December 31, 2009 and 2008; however, none of it was associated with related party debt.  If you look at our balance sheets for the two years (found on page F-2), we show total liabilities of $742,977 at year end 2009 and $1,312,648 at year end 2008.  Then please refer to Section 3 of the Notes to the Financial Statements (found on page F-12).  You will note that related party debt was $610,000 in 2009 and $863,000 in 2008.  There was therefore $133,000 of non-related party debt at year end 2009 and $450,000 of non-related party debt at year end 2008.  All of the forgiveness of debt reported on our statement of operations was associated with this non-related party debt.

Comment 5:

We note your disclosure stating that your participation in three current producing wells is very small, and no other participants are publicly traded companies; therefore, they do not need a reserve report prepared in accordance with criteria prescribed by the SEC.  Further, you state that attaining a reserve report solely for SEC purposes is cost prohibitive; therefore, you have chosen not to disclose proven oil and gas reserves in your report.

Mr. Mark Shannon
Securities and Exchange Commission
November 16, 2010

However, it appears your oil and gas activities continue to meet the definition of “Significant Activities” in FASB ASC 932-235-20 requiring the information in paragraphs 2 through 36 of FASB ASC 932-235-50 to be disclosed.  Please revise your filing to comply with this Standard, as well as applicable disclosures required by Subpart 1200 of Regulation S-K.  If you believe your oil and gas activities do not meet the definition of significant as prescribed by FASB ASC 932-235-20, please provide us with an analysis to support your conclusion.

Our counsel, Munck Carter, LLP, recently spoke with Tracie Towner of the Staff regarding this comment and advised the Staff that we are in the process of obtaining reserve report information for 2009 in order to amend the 2009 10-K to address this comment.  We have been advised that the reserve report, which is currently being prepared by Pressler Petroleum Consultants, Inc., will take several more weeks to complete, following which we will need to incorporate the reserve information into our Amendment to the 2009 10-K.  While we are working as quickly as possible to obtain this information and amend the 2009 10-K to address this comment as well as comments 1-4 above, we will need additional time in order to do so.  We will file our amendment to the 2009 10-K including the required reserve information as soon as possible, and believe it will be filed no later than January 14, 2011.

We believe that the above discussion respond to all of the Staff’s comments.  In addition, the Company acknowledges that: (a) we are responsible for the accuracy of the disclosure in the amended filing; (b) the Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our amended filing; and (c) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person on the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses to your comments, please contact me at (270) 842-2421 at your earliest convenience.

Very truly yours, /s/ Stephen C. Larkin Stephen C. Larkin Chief Financial Officer Bayou City Exploration, Inc.